Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dorman Products, Inc.:

We consent to the use of our reports dated March 6, 2009 with respect to the consolidated balance sheets of Dorman Products, Inc. and subsidiaries as of December 27, 2008 and December 29, 2007 and the related consolidated statements of operations, shareholders’ equity  and cash flows for each of the fiscal years in the three-year period ended December 27, 2008, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 27, 2008 incorporated herein by reference. Our audit report on the consolidated financial statements refers to an accounting change as a result of the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 30, 2009